EXHIBIT 17.1

David W. Wright

225 South 17th Street, Suite 2608

Philadelphia, PA 19103

September 10, 2007

VIA FAX AND FEDERAL EXPRESS

The Board of Directors

Quipp, Inc.

4800 NW 157th Street

Miami, FL 33014

Dear Ms. Kepner and Gentlemen:

I hereby resign my position as a member of the Board of Directors of Quipp, Inc. (the “Company”) effective immediately. The reason for my resignation is simple: I disagree with the terms whereby the Board extended the Company’s shareholder rights plan. As you know, I was not the only director who voted “No” on this matter at the August 30, 2007 board meeting. I also filed a formal written dissent with the Company’s secretary expressing the rationale for my vote.

Pursuant to the instructions to Form 8-K, my understanding is that the Company will file a copy of this letter with the SEC.

Thank you for the opportunity to serve on the Company’s board.

Very truly yours,

/s/ David W. Wright

David W. Wright